Suite 835 – 1100 Melville Street Vancouver, BC V6E 4A6 Office: (604) 568-2496 Fax: (604) 568-1540 www.argentexmining.com info@argentexmining.com

Argentex Mining Issues 474,171 Common Shares
on Partial Conversion of US$2.3M Convertible Debenture

Vancouver, B.C., February 18, 2014 - Argentex Mining Corporation (“Argentex” or the “Company”) (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce the conversion of an additional US$130,000 of the outstanding principal amount of the Convertible Debenture held by Austral Gold Argentina S.A. In the partial conversion, which was effected on February 17, 2014 at a conversion price of US$0.274163 per Unit, Argentex issued 474,171 Units, consisting of 474,171 common shares and 237,086 warrants. Each whole warrant entitles the holder to purchase one additional common share at an exercise price of CDN$0.40 until July 2, 2018.

Details about the Convertible Debenture and the private placement in which it was issued were previously disclosed in a press release dated July 3, 2013.

After adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$130,000, which is anticipated to be repaid in March of 2014. Under the terms of the Convertible Debenture, this amount can be repaid only by conversion into additional Units at the conversion price of US$0.274163 per Unit. These conversions coincide with repayments to Argentex of principal amounts outstanding under a U.S. dollar linked loan intended to minimise currency risk. Loan repayments are made in Argentine pesos in amounts linked to the value of the U.S. dollar at the time of repayment.

None of the securities issued upon the partial conversion have been or will be registered under the United States Securities Act of 1933, as amended (the "Act"), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. These securities are "restricted securities" under the Act and are subject to a hold period in the United States of at least six months from the date issued. Subject to certain exceptions, there are additional restrictions on transfer of these securities described in an Investment Agreement between Argentex and Austral Gold Limited. The Investment Agreement, together with all of the other material agreements related to the July 2, 2013 financing, are available on SEDAR at www.sedar.com.

In addition, Argentex announces the departure of Peter Ball to pursue other opportunities. Peter Ball has resigned as Corporate Secretary and EVP Corporate Development effective March 1, 2014. The Company wishes him well in his new endeavors. Jeff Finkelstein, the Company’s Chief Financial Officer and Treasurer will assume the additional responsibility of Corporate Secretary.

About Argentex

Argentex Mining Corporation is an exploration company focused on developing its advanced Pinguino silver-gold project located in Santa Cruz, Patagonia, Argentina. In total, Argentex owns 100% of 100,000+ hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces. Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Contact Information:
Argentex Mining Corporation
Michael Brown
President and CEO
604-568-2496 (ext. 105) or 1-888-227-5285 (ext. 105)
604-568-1540 (FAX)
mike@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the statement after adjusting for this partial conversion, the principal balance remaining under the Convertible Debenture is US$130,000 and a repayment of US$130,000 is anticipated in March of 2014 and Jeff Finkelstein, the Company’s Chief Financial Officer and Treasurer will assume the additional responsibility of Corporate Secretary. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, management's assumptions about the availability of the necessary consultants and capital and the risks inherent in Argentex's operations, including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.